Exhibit 99.41
News Release
Theratechnologies Announces Filing of European Marketing Authorization
Application for Tesamorelin
Montréal, Canada — June 6, 2011 — Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced that its partner, Ferrer Internacional S.A. (Ferrer), has filed a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for tesamorelin, an analogue of the growth hormone-releasing factor (GRF), proposed for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy.
Currently there are no approved treatments for lipodystrophy in HIV-infected patients available in the European Union. Based on Theratechnologies’ estimates, approximately 212,000 HIV-infected patients in Europe are affected by lipodystrophy.
“This European regulatory filing for tesamorelin constitutes an important step forward in meeting our corporate objective of maximizing the commercial potential of our flagship product in major markets,” said Mr. John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies. “This also represents an important step towards addressing a critical, yet unmet medical need for HIV-infected patients with lipodystrophy throughout the European Union. We were very pleased to obtain FDA approval for tesamorelin in the U.S. and we are confident that our ability to help meet these patient needs, in partnership with Ferrer, will also be recognized in Europe,” concluded Mr. Huss.
Under a distribution and licensing agreement between the two companies, Ferrer holds the commercialization rights to tesamorelin for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy in Europe and is responsible for conducting all related regulatory and commercialization activities. Ferrer is a privately-held international pharmaceutical company based in Barcelona, Spain, and operates in over 60 countries.
The MAA, submitted under the name “TESAMORELIN FERRER”, is based on the positive results from two Phase 3 clinical trials, which enrolled more than 800 patients, and follows a marketing approval by the US Food and Drug Administration received in November 2010. In the U.S., tesamorelin is marketed under the trade name EGRIFTA®.
The EMA’s review of the MAA for tesamorelin will follow their centralized marketing authorization procedure, which includes validation, assessment and decision-making processes. If approved, tesamorelin will receive marketing authorization for the 27 European Union member countries as well as for Iceland, Liechtenstein and Norway.
About EGRIFTA®
EGRIFTA®, a once-daily injection, is a novel, stabilized analogue of GRF. GRF is a hypothalamic peptide that acts on the pituitary cells in the brain to stimulate the synthesis and pulsatile release of endogenous growth hormone (GH). GH has been shown to play an important role in regulating lipid metabolism and body composition (e.g., increasing muscle mass and reducing fat) 1.
About HIV-Associated Lipodystrophy
Several factors, including a patient’s antiretroviral drug regimen and the HIV virus itself, are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes. The changes in body composition may include accumulation of excess abdominal fat accumulation, which is known as abdominal lipohypertrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA® has not been approved in Canada.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, Theratechnologies has signed distribution and licensing agreements with a subsidiary of Sanofi granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the number of HIV-infected patients in Europe affected by lipodystrophy and the potential approval of tesamorelin for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, that the EMA will approve tesamorelin for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy, that no additional clinical trials will be required by the EMA in order to approve tesamorelin and that the data consulted by Theratechnologies in calculating the number of HIV-patients affected by lipodystrophy in Europe were accurate. These risks and uncertainties include, but are not limited to, the risk that the EMA does not approve tesamorelin for the treatment of excess abdominal fat in adult HIV-infected patients with lipodystrophy, that the EMA requires additional clinical studies prior to make any decision regarding the approval or non-approval of tesamorelin and that the data consulted by Theratechnologies in calculating the number of HIV-patients affected by lipodystrophy in Europe were not accurate.
Theratechnologies refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 22, 2011. The AIF is available at www.sedar.com under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents Theratechnologies’ expectations as of that date.
1Grunfeld C et al. J Acquir Immune Defic Syndr; 45:286-297 (2007). Lo J et al. JAMA, 300: 509518 (2008).
Contact:
Serge Vallières
NATIONAL Public Relations
Phone: 514 843-7171

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